Exhibit 99.1

XOMA Reports 2009 First Quarter Financial Results

BERKELEY, Calif., May 7, 2009: XOMA Ltd. (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced its financial results for the quarter ended March 31, 2009.

“XOMA has made excellent progress in advancing our lead proprietary product candidate, XOMA 052, achieving a significant milestone with the completion of enrollment in our Phase 1 trials,” said Steven Engle, Chairman and Chief Executive Officer of XOMA. “We generated cash by signing a $29 million collaboration agreement with Takeda while taking actions to reduce operating costs through a restructuring and other expense reductions.

“Our priorities for the remainder of 2009 are to enter into a partnership for the worldwide development and commercialization of XOMA 052; provide preliminary top line results from the XOMA 052 Phase 1 trials; present our results at major meetings including the American Diabetes Association Scientific Sessions in June; and pursue additional revenue-generating licenses and alliances that utilize our broad antibody technologies and expertise,” said Mr. Engle.

Recent Highlights and Developments

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Completed enrollment in XOMA 052 Phase 1 program in Type 2 diabetes: Nearly 100 Type 2 diabetes patients were enrolled in the Phase 1 trials, which were designed to evaluate a wide range of dose levels, single and multiple dose regimens, and intravenous and subcutaneous routes of administration. Interim results from the single dose intravenous trials, presented in September 2008, demonstrated that XOMA 052 was well-tolerated across all doses and demonstrated biological activity, including reduced levels of glycosylated hemoglobin, increased insulin production and decreased levels of C-reactive protein (CRP), a marker of cardiovascular risk. These interim results support the potential for XOMA 052 as a novel anti-inflammatory approach to diabetes treatment and XOMA’s plan to initiate a Phase 2 program in the third quarter of 2009.

•

Expanded Takeda collaboration, which provided XOMA with a $29 million fee and potential future milestones and royalties: In February 2009, Takeda Pharmaceutical Company Limited (Takeda) and XOMA expanded an existing collaboration to provide Takeda with access to multiple antibody technologies, including a suite of integrated information and data management systems. XOMA has paid $5.8 million of an estimated $7.5 million for taxes and other costs related to the expanded collaboration, resulting in net cash proceeds received in February 2009 of $23.2 million

•

Reduced operating costs: XOMA has undertaken multiple cost reduction measures that have allowed the company to focus research and development spending on the most promising proprietary development programs, including XOMA 052 in Type 2 diabetes. The company expects an annualized reduction of $27 million in cash expenditures when reductions are completed in the current quarter.

First Quarter 2009 Financial Results

XOMA had net income of $6.2 million, or $0.04 per share, for the quarter ended March 31, 2009, compared with a net loss of $14.2 million, or $0.11 per share, for the first quarter of 2008. The changes in revenue and net income (loss) were primarily due to the completion in February 2009 of a $29.0 million collaboration expansion with Takeda.

XOMA’s total revenues in the first quarter of 2009 were $39.7 million, compared with $12.1 million in the 2008 first quarter. Net license and collaborative fee revenues were $27.7 million in the first quarter of 2009, compared with $25,000 in the same period of 2008. This increase is primarily related to the revenue recognized from Takeda for expansion of the companies’ collaboration. Contract revenues for the first quarter of 2009 totaled $7.4 million compared with $7.1 million for the same period of 2008. Royalties were $4.6 million for first quarter of 2009 compared with $4.9 million for the same period in 2008. The decrease in royalty revenue was due to decreased worldwide sales of RAPTIVA(r).

XOMA is entitled to royalties based on worldwide sales of LUCENTIS(r), RAPTIVA(r) and CIMZIA(r). According to Genentech, Inc. (now a wholly owned member of the Roche Group) and Novartis AG, who are responsible for U.S. and international sales of LUCENTIS(r), respectively, worldwide sales in the first quarter of 2009 were approximately $473 million compared with approximately $393 million in the 2008 first quarter.

According to Genentech/Roche and Merck Serono SA, who are responsible for U.S. and international sales of RAPTIVA(r), respectively, worldwide sales in the first quarter of 2009 were approximately $41 million compared with approximately $58 million in the 2008 first quarter. Due to the announced cessation of RAPTIVA(r) sales, XOMA does not anticipate receiving RAPTIVA(r) royalty revenue after the second quarter of 2009.

CIMZIA(r) is marketed in the U.S. and Switzerland by UCB SA for the treatment of moderate to severe Crohn’s disease in adult patients who have not responded to conventional therapy. Royalties on sales in the first quarter of 2009 were not material. UCB has applied for regulatory approval to market CIMZIA(r) for the treatment of rheumatoid arthritis in the U.S and Europe.

XOMA’s research and development expense for the first quarter of 2009 was $16.5 million, compared with $19.2 million in the same period 2008. This decrease is primarily related to the company’s focus on the development of XOMA 052 in Type 2 diabetes and deferral of certain research activities. Selling, general and administrative expense for the first quarter of 2009 was $6.1 million compared with $5.9 million for the same period last year.

In January 2009, XOMA announced a workforce reduction of approximately 42%, or 144 employees, primarily in manufacturing and related support positions. In the first quarter of 2009, XOMA recorded a one-time charge of $3.3 million related to severance costs for the restructuring.

Interest expense for the first quarter of 2009 was $1.8 million compared with $1.5 million for the same period of 2008. This increase is due to a higher principal balance in 2009 associated with the loan from Goldman Sachs.

Debt Obligations

At March 31, 2009, XOMA had an outstanding principal balance of $50.4 million on a 5-year term loan from Goldman Sachs from a refinancing completed in May 2008. The principal amount of this loan was reduced by $8.4 million to $42.0 million in April 2009 as a result of a payment made from XOMA’s restricted cash. The company also has $12.9 million of long-term debt due to Novartis.

As previously disclosed, XOMA is in discussions with its lenders to restructure the terms of its loan from Goldman Sachs Specialty Lending Holdings, Inc. (Goldman Sachs), which is secured by the company’s royalty revenue, including revenue from sales of LUCENTIS(r), RAPTIVA(r), and CIMZIA(r). In the first quarter of 2009, RAPTIVA(r) was recommended for withdrawal by regulatory authorities in ex-U.S. markets. In April 2009, Genentech/Roche announced a phased voluntary withdrawal of RAPTIVA(r) from the U.S. market. As a voluntary action not mandated by the FDA, the U.S. market withdrawal was particularly unexpected. As a result of RAPTIVA(r) sales levels in the first quarter, XOMA is no longer in compliance with certain requirements of the Goldman Sachs loan facility, and as a consequence the lender has the ability to accelerate payment of the loan. Accordingly, the outstanding principal balance under this loan has been reclassified as a current obligation at March 31, 2009.

The long-term debt to Novartis represents XOMA’s borrowings under a loan facility established to facilitate XOMA’s participation in its collaboration with Novartis. The Novartis loan is secured by XOMA’s interest in the collaboration and is due in 2015.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments at March 31, 2009 was $21.6 million compared with $10.8 million at December 31, 2008. In addition, restricted cash as of March 31, 2009 and December 31, 2008 was $14.0 million and $9.5 million, respectively, and consisted primarily of funds reserved for repayment of the Goldman Sachs loan. In February 2009, XOMA received a $29.0 million fee of which $5.8 million was remitted for taxes and $23.2 million was received in cash from Takeda due to an expansion of the companies’ collaboration. Cash provided by operating activities during the first quarter of 2009 was $15.3 million compared with cash used in operating activities of $14.4 million during the first quarter of 2008.

A more detailed tabulation of XOMA’s financial results appears below, and a fuller discussion is included in the company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

Guidance

The company will not be providing guidance on revenues or cash receipts for 2009 so as to best manage its ongoing negotiations for XOMA 052 and technology licensing and in light of general economic and market conditions.

The company expects that cash used in operating activities may range from $15 million to cash neutral or positive. This guidance is unchanged and does not include cash from royalty payments.

Investor Conference Call

XOMA will host a conference call and webcast to discuss its first quarter 2009 financial results today, May 7, 2009, at 4:30 p.m. EDT. The webcast can be accessed via XOMA’s website at http://www.investorcalendar.com/IC/CEPage.asp?ID=144493 and will be available for replay until close of business on August 7, 2009. Telephone numbers for the live audio cast are 877-407-9205 (U.S./Canada) and 201-689-8054 (international), conference ID #322508. A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on June 8, 2009. Telephone numbers for the replay are 877-660-6853 (U.S./Canada) and 201-612-7415 (international). Two access numbers are required for the replay: account # 286 and conference ID #322508.

About XOMA

XOMA discovers, develops and manufactures therapeutic antibody and other agents designed to treat inflammatory, autoimmune, infectious and cancerous diseases. The company’s proprietary product pipeline includes XOMA 052, an anti-IL-1 beta antibody, and XOMA 3AB, a biodefense anti-botulism antibody candidate.

XOMA’s proprietary development pipeline is primarily funded by multiple revenue streams resulting from the licensing of its antibody technologies, product royalties, development collaborations and biodefense contracts. XOMA’s technologies and experienced team have contributed to the success of marketed antibody products, including LUCENTIS(r) (ranibizumab injection) for wet age-related macular degeneration and CIMZIA(r) (certolizumab pegol) for Crohn’s disease.

The company has a premier antibody discovery and development platform that incorporates leading antibody phage display libraries and XOMA’s proprietary Human Engineering(tm) and Bacterial Cell Expression and manufacturing technologies. Bacterial Cell Expression is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, more than 50 pharmaceutical and biotechnology companies have signed BCE licenses.

In addition to developing its own products, XOMA develops products with premier pharmaceutical companies including Novartis AG, Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited. XOMA has a fully integrated product development infrastructure, extending from pre-clinical science to approval, and a team of about 195 employees at its Berkeley location. For more information, please visit http://www.xoma.com.

Forward-Looking Statements

Certain statements contained herein concerning the anticipated levels of cash inflows, cash utilization, cash expenditures and reductions in cash expenditures; sales of approved products; timing of initiation, completion or availability of results of clinical trials or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the anticipated levels of cash inflows, cash utilization, cash expenditures and reductions in cash expenditures may be other than as expected due to unanticipated changes in XOMA’s research and development programs, unavailability of additional arrangements or higher than anticipated transaction costs; sales of approved products may be lower than anticipated as a result of actions or inaction by the third parties responsible for selling such products; the timing of initiation, completion or availability of results of clinical trials may be delayed or may never occur as a result of unavailability of resources, actions or inaction by our present or future collaboration partners, insufficient enrollment in such trials or unanticipated safety issues.

These and other risks, including those related to XOMA’s ability to remain in compliance with or renegotiate the requirements of its loan agreements; the declining and generally unstable nature of current economic conditions; the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; XOMA’s ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demands for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA’s financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA’s status as a Bermuda company, are described in more detail in XOMA’s most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA’s prospects.

** Tables Follow **

XOMA Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Three months ended March 31,
	2009	2008
Revenues:
License and collaborative fees	$27,700	$25
Contract and other revenue	7,398	7,111
Royalties	4,606	4,921

Total revenues	39,704	12,057

Operating costs and expenses:
Research and development	16,521	19,211
Selling, general and administrative	6,120	5,872
Restructuring	3,289	—

Total operating costs and expenses	25,930	25,083

Income (loss) from operations	13,774	(13,026)
Investment and interest income	30	392
Interest expense	(1,768)	(1,450)
Other income (expense)	3	(91)

Net income (loss) before taxes	12,039	(14,175)

Provision for income tax expense	5,800	—

Net income (loss)	$6,239	$(14,175)

Basic net income (loss) per common share	$0.04	$(0.11)

Diluted net income (loss) per common share	$0.04	$(0.11)

Shares used in computing basic net income (loss) per common share	141,772	132,156

Shares used in computing diluted net income (loss) per common share	145,596	132,156

XOMA Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	March 31, 2009	December 31, 2008
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$21,561	$9,513
Short-term investments	—	1,299
Restricted cash	13,998	9,545
Trade and other receivables, net	9,289	16,686
Prepaid expenses and other current assets	978	1,296
Debt issuance costs	1,499	365

Total current assets	47,325	38,704
Property and equipment, net	25,206	26,843
Debt issuance costs – long-term	—	1,224
Other assets	402	402

Total assets	$72,933	$67,173

LIABILITIES AND SHAREHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$5,054	$9,977
Accrued liabilities	7,264	4,438
Accrued interest	3,265	1,588
Deferred revenue	7,951	9,105
Interest bearing obligations – current	50,394	—
Other current liabilities	1,692	1,884

Total current liabilities	75,620	26,992
Deferred revenue – long-term	7,025	8,108
Interest bearing obligations – long-term	12,880	63,274
Other long-term liabilities	300	200

Total liabilities	95,825	98,574

Shareholders’ equity (net capital deficiency)	(22,892)	(31,401)

Total liabilities and shareholders’ equity (net capital deficiency)	$72,933	$67,173